                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. )

                        Consolidated Cigar Holdings Incorporated
                                (Name of Issuer)

                                  Common Stock
                         (Title of class of securities)

                                    20902E106
                                 (CUSIP number)

     Check the following box if a fee is being paid with this statement [x] (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).
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     CUSIP NO.  20902E106          13G                        PAGE 2 OF  8 PAGES



            1          NAME OF REPORTING PERSONS

                       S.S.  OR  I.R.S.  IDENTIFICATION NO. OF ABOVE PERSONS

                                     Morgan Stanley Group Inc.

                                     IRS # 13-283-8891


            2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                    (a) [ ]


                                                                    (b) [ ]


            3          SEC USE ONLY


            4          CITIZENSHIP OR PLACE OF ORGANIZATION

                               The state of organization is Delaware.


            NUMBER OF                  5       SOLE VOTING POWER
             SHARES                                            0
          BENEFICIALLY                 6       SHARED VOTING POWER
            OWNED BY                                     429,800
              EACH                     7       SOLE DISPOSITIVE POWER
            REPORTING                                          0
           PERSON WITH                 8       SHARED DISPOSITIVE POWER
                                                         799,800

            9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                            799,800


           10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                              14.81%


           12          TYPE OF REPORTING PERSON*
                                     IA, CO



                     * SEE INSTRUCTIONS BEFORE FILLING OUT !

CUSIP NO. 20902E106           13G                         PAGE 3 OF 8 PAGES



       1           NAME OF REPORTING PERSONS

                   S.S.  OR  I.R.S.  IDENTIFICATION NO. OF ABOVE PERSONS

                          Morgan Stanley Asset Management  Inc.

                          IRS # 13-304-0307


       2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                       (a) [ ]

                                       (b) [ ]


       3           SEC USE ONLY


       4           CITIZENSHIP OR PLACE OF ORGANIZATION

                          The state of organization is Delaware.


                NUMBER OF                    5       SOLE VOTING POWER
                 SHARES                                                0

              BENEFICIALLY                   6       SHARED VOTING POWER
                OWNED BY                                         191,800

                  EACH                       7       SOLE DISPOSITIVE POWER
                REPORTING                                              0

               PERSON WITH                   8       SHARED DISPOSITIVE POWER
                                                                 561,800

       9           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                  561,800


       10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                   CERTAIN SHARES*



       11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                       10.40%


       12          TYPE OF REPORTING PERSON*

                          IA, CO



                     * SEE INSTRUCTIONS BEFORE FILLING OUT !

CUSIP NO. 20902E106                  13G             PAGE 4 OF 8 PAGES


   Item 1 (a)                     Name  of  Issuer
   ----------                     ----------------

                                  Consolidated Cigar Holdings Incorporated

   Item 1 (b)                     Address  of  issuer's  principal executive
   ----------                     ------------------------------------------
                                  offices
                                  -------

                                  5900 North Andrews Avenue
                                  Suite 700
                                  Fort Lauderdale, FL 33309-2369

   Item 2 (a)                     Name  of  person  filing
   ----------                     ------------------------

                            (a)   Morgan  Stanley  Group  Inc.
                            (b)   Morgan Stanley Asset Management Inc.

   Item 2 (b)                     Principal  business  office
   ----------                     ---------------------------

                            (a)   1585 Broadway
                                  New  York,  New  York  10036

                            (b)   1221 Avenue of the Americas
                                  New  York,  New  York  10020

   Item 2 (c)                     Citizenship
   ----------                     -----------

                                  Incorporated by reference to
                                  Item 4 of the cover page
                                  pertaining to each reporting
                                  person.

   Item 2 (d)                     Title  of  class  of  Securities
   ----------                     --------------------------------

                                  Common  Stock

   Item 2 (e)                     Cusip  No.
   ----------                     ----------

                                  20902E106

   Item    3
   ---------

                          (a) Morgan Stanley Group Inc. is (e) an Investment Adviser registered under section 203 of the Investment Advisers Act of 1940.

                          (b) Morgan Stanley Asset Management Inc. is (e) an Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.

   Item    4                    Ownership
   ---------                    ---------

                                Incorporated  by  reference  to  Items
                               (5) - (9)  and  (11)  of  the cover  page.

CUSIP NO.  20902E106        13G                  PAGE 5 OF 8 PAGES






     Item 5                           Ownership of 5 Percent or Less of a Class
     ------                           -----------------------------------------

                                      Inapplicable

     Item 6                           Ownership  of  More  than  5  Percent  on
     ------                           -----------------------------------------
                                      Behalf  of  Another  Person
                                      ---------------------------

                                      Accounts managed on a discretionary basis by Morgan Stanley Asset Management Inc., a wholly owned subsidiary of Morgan Stanley Group Inc., are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from, the sale of such securities. No such account holds more than 5 percent of the class.

     Item 7                           Identification  and  Classification  of
     ------                           ---------------------------------------
                                      the  Subsidiary  Which  Acquired
                                      --------------------------------
                                      the  Security  Being  Reported  on  By
                                      --------------------------------------
                                      the  Parent  Holding  Company
                                      -----------------------------

                                      Inapplicable

     Item 8                           Identification  and  Classification  of
     ------                           ---------------------------------------
                                      Members  of  the  Group
                                      -----------------------

                                      Inapplicable

     Item 9                           Notice  of  Dissolution  of  Group
     ------                           ----------------------------------

                                      Inapplicable

    Item 10                           Certification
    -------                           -------------

                                      By signing below I certify that, to the
                                      best of my knowledge and belief, the
                                      securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

CUSIP NO. 20902E106                     13G               PAGE 6 OF 8 PAGES


                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date :          November 8, 1996


Signature :     /s/ Peter A. Nadosy
                ---------------------------------------

Name / Title :  Peter A. Nadosy / Vice Chairman
                --------------------------------------
                MORGAN STANLEY ASSET MANAGEMENT INC.

Date :          November 8, 1996

Signature :     /s/ Edward J. Johnsen
                --------------------------------------

Name / Title :  Edward J. Johnsen / Vice President
                ----------------------------------
                Morgan Stanley & Co. Incorporated
                MORGAN  STANLEY  GROUP  INC.

                INDEX TO EXHIBITS                                           PAGE
                -----------------                                           ----

EXHIBIT 1       Agreement to Make a Joint Filing                              7




EXHIBIT 2       Secretary's Certificate Authorizing Edward J. Johnsen         8
                to Sign on behalf of Morgan Stanley Group Inc.
